UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

San Antonio Ventures Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

3750 W. 49th Ave Vancouver, B.C. V6N 3T8

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           9,482,500 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No   ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐

Accelerated filer  ☐

Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☐

by the International Accounting Standards Board ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐       No  ☒ N/A  ☐

Index to Exhibits on Page 58

San Antonio Ventures Inc.

Form 20-F Registration Statement

INTRODUCTION

San Antonio Ventures Inc. (“San Antonio” or the “Company”) was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010.

BUSINESS OF SAN ANTONIO VENTURES INC.

San Antonio is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on San Antonio’s properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, San Antonio is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Christopher Dyakowski	President, CEO and Director	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

Kenneth Phillippe	Chief Financial Officer and Director	4564 Woodgreen Drive West Vancouver, BC V7S 2V2

Sandra Morton	Corporate Secretary	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

Thomas Dyakowski	Director	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

Stephen Kenwood	Director	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

The Company’s auditor is MNP LLP, Chartered Accountants, 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1. MNP LLP has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “San Antonio”, “the Company”, “Issuer” and “Registrant” refer collectively to San Antonio Ventures Inc., its predecessors and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended March 31, 2013 and 2012 were derived from the financial statements of the Company which have been audited by MNP LLP, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Registration Statement.

The financial data for the period from incorporation on June 9, 2010 to March 31, 2011 have also been derived from the financial statements of the Company as audited by MNP LLP, although the financial statements and audit report are not included in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective April 1, 2011.

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Six Months Ended 9/30/13	Six Months Ended 9/30/12	Year Ended 3/31/13	Year Ended 3/31/12	Period from Inception on 6/9/10 to 3/31/11

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	$0	$0	$0	$0	$0
Net Loss	($73)	($68)	($166)	($115)	($251)
Total Comprehensive Loss	($73)	($68)	($166)	($115)	($251)
Basic and Diluted Loss Per Share	($0.01)	($0.01)	($0.02)	($0.02)	($0.09)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	9,483	9,483	9,483	7,018	2,789
Working Capital	$146	$317	$219	$389	$168
Mineral Properties	$477	$477	$477	$473	$141
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$623	$794	$696	$863	$281
Total Assets	$630	$802	$712	$893	$320

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/12	$ 1.00	$ 1.04	$ 0.97	$ 1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05
Year Ended 12/31/08	1.08	1.30	0.97	1.22

Three Months Ended 9/30/13	$ 1.04	$ 1.06	$ 1.02	$ 1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02
Three Months Ended 3/31/12	1.00	1.03	0.98	1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96
Three Months Ended 3/31/11	0.98	1.00	0.97	0.97
Three Months Ended 12/31/10	1.02	1.03	1.00	1.00
Three Months Ended 9/30/10	1.04	1.06	1.02	1.03

October 2013		$ 1.04	$ 1.03	$ 1.04
September 2013		1.05	1.02	1.03
August 2013		1.06	1.03	1.06
July 2013		1.06	1.03	1.03
June 2013		1.05	1.02	1.05
May 2013		1.04	1.00	1.03

The exchange rate was $1.04 on October 31, 2013.

Statement of Capitalization and Indebtedness

Table No. 4

Capitalization and Indebtedness

	Amount Authorized	Amount Outstanding as of November 8, 2013

Common Shares	Unlimited	9,482,500 shares
Preferred Shares	Unlimited Issuable in Series	None
Common Share Options	10% of issued and Outstanding Common Shares	100,000 options
Common Share Purchase Warrants		Nil
Capital Leases		Nil
Guaranteed Debt		Nil
Secured Debt		Nil

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company's mineral properties are at the exploration stage and all of the Company's exploration expenditures may be lost

The Company is at the exploration stage on all of its properties and substantial additional work and expenditures will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The mineral industry is highly competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements

Exploration operations are affected by various government regulations relating to resource operations, including the acquisition of land, pollution control and environmental protection, waste disposal and toxic substances, and safety.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company’s title to its properties may be disputed by third parties which may result in the loss of title to its properties:

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Risks Relating to the Financing of the Company

The Company has a material uncertainty about their ability to continue as a “Going Concern”:

The Company’s auditor has drawn attention to matters and conditions which indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a “going concern” contained in the Company’s Financial Statements for the fiscal year ended March 31, 2013. The ability of the Company to continue and carry out its business objectives are dependent upon the Company’s ability to receive additional financial support. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for exploration programs and general and administrative expenses.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future

The Company’s mineral property has not advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.

In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Christopher Dyakowski and Chief Financial Officer Kenneth Phillippe.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain  realized  upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than $5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

San Antonio’s executive office is located at:

3750 W. 49th Avenue

Vancouver, British Columbia, Canada V6N 3T8

Telephone: (604) 250-2840

E-Mail: dyakowski@telus.net

The Contact person in Vancouver is Christopher Dyakowski, President and CEO.

Christopher Dyakowski, President and CEO, provides office space to the Company under a formal management agreement.

The Company’s fiscal year ends March 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SAN".

The authorized share capital of the Company consists of 100,000,000 common shares. As of September 30, 2013, the end of the most recent fiscal quarter, there were 9,482,500 common shares issued and outstanding.

Corporate Background

The Company was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010.

The Company presently has no subsidiaries.

Currently, the Company conducts mineral exploration in British Columbia, Canada.

History and Development of the Business

The Company was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010. Prior to the initial public offering, the Company sold 1,975,000 common shares for cash proceeds of $177,500 and 3,350,000 flow-through common shares for proceeds of $154,750.

The Company completed its initial public offering of shares in November, 2011. A total of 3,957,500 common shares were sold at an offering price of $0.20 per share. Cash proceeds, net of share issuance costs, from the initial public offering was $591,318. The Company’s shares began trading on the TSX Venture Exchange under the symbol “SAN” on November 3, 2011.

Under an option agreement dated September 27, 2010 between the Company, Richard Billingsley and Dwayne Kress, the Company agreed to acquire an undivided interest in 11 mineral claims from Billingsley and Kress known as the “Fame property”.  Consideration for the claims was $40,000 cash and the issuance of 100,000 common shares of the Company. During the fiscal year ended March 31, 2012, the Company fulfilled the terms of the agreement and has received 100% interest in the property.

During fiscal 2011, the Company commissioned an airborne geophysical survey over the Fame property which was used to identify specific targets for the Company’s exploration programs.

During fiscal 2012, the Company completed a comprehensive soil geochemical program on the Fame property. The program was successful in delineating anomalies over known gold occurrences as well as discovering several new significant anomalies over previously unexplored areas. A total of 12 kilometers of strike length of potential mineral bearing structures have been identified.

Business Overview

The Company currently has a 100% interest in the Fame property located in British Columbia, Canada. The property is at the exploration stage. There is no assurance that a commercially viable resource deposit is present the Company’s property, and additional exploration is required before it is determined if the property is economically and legally viable.

Although the Company can conduct some exploration activities on its property year-round, certain limitations on specific types of exploration may occur during the winter and spring due to weather and ground conditions.

To date, the Company has received no revenue. All operating funds have been received from the sale of common shares. The Company is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on the property Please see the individual property description below for the details of the Company’s current exploration project.

Mineral Property

The Company currently has a 100% interest the Fame property, an exploration stage property located in British Columbia, Canada.

Fame Property

The Fame Property is located in British Columbia, Canada and covers approximately 3,200 hectares. The Company currently has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

500000
600000
700000
5800000
5700000
N
To Bella Coola
Williams Lake
Riske Creek
20
97
100 Mile House
Gang Ranch
Dog Creek Road
Fraser River
Clinton
Fame Property
0
50
100
Km
1:1,000,000
USA
British Columbia
Fame Property
Prince Rupert
Prince George
Vancouver
Pacific Ocean
USA
Coordinate System: NAD83 Zone 10N

San Antonio Ventures Inc.

Fame Property, Clinton Mining Division, British Columbia

Location

G. Allen, December, 2011

Figure 1

How Acquired

Under an option agreement dated September 27, 2010 between the Company, Richard Billingsley and Dwayne Kress, the Company agreed to acquire an undivided interest in 11 contiguous mineral claims from Billingsley and Kress known as the “Fame property”.  Consideration to acquire a 100% interest was $40,000 cash and the issuance of 100,000 common shares of the Company under the following schedule:

Date Due	Cash	# of Common Shares

Upon Signing	$ 15,000	-
Within 15 days after the listing of the Company’s common shares on the TSX Venture Exchange	$ 25,000	100,000
Total	$ 40,000	100,000

During the fiscal year ended March 31, 2012, the Company fulfilled the terms of the agreement and has received 100% interest in the property.

The claims underlying the property consist of the following:

Claim Name	Tenure No.	Map No.	Area (hectares)	Issue Date	Expiration Date
FAME 1	799487	092O	80.489	June 26, 2010	June 26, 2021
FAME 2	799502	092O	281.677	June 26, 2010	June 26, 2021
FAME 3	799503	092O	181.132	June 26, 2010	June 26, 2021
FAME 4	799522	092O	181.098	June 26, 2010	June 26, 2021
FAME 5	799562	092O	60.357	June 26, 2010	June 26, 2021
FAME 6	799564	092O	80.513	June 26, 2010	June 26, 2021
FAME 7	799602	092O	462.801	June 26, 2010	June 26, 2021
FAME 8	799623	092O	483.135	June 26, 2010	June 26, 2021
FAME 9	799624	092O	503.023	June 26, 2010	June 26, 2021
FAME 10	799642	092O	503.281	June 26, 2010	June 26, 2021
FAME 11	799643	092O	382.544	June 26, 2010	June 26, 2021
TOTAL			3,200.059

The title to the mineral claims have been transferred to the Company’s Chief Executive Officer, who has agreed to hold the claims in-trust and on behalf of the Company.

Location and Access

The property is located in central British Columbia approximately 55 kilometers south-southwest of the community of Riske Creek and approximately 80 kilometers southwest of the community of Williams Lake. Access to the property is from Highway 20 at Riske Creek through a network of logging roads, or by a secondary road from Highway 97 through Clinton and Gang Ranch.

Topography of the property is gentle rolling hills, cut by some steep gullies. Property elevation ranges from about 4850 in the southwest portion to about 5750 along the western edge of the property. A large portion of timber on the property has been clear cut in the last 10 years.  The climate is warm in the summer and although winters are cold, snowfall is typically light to moderate. The property is free of snow from May to October.

Services and labor are available in Clinton and Williams Lake. Power and water are not available on the property, but the property does lie in a historic mining district with other historic and currently permitted projects.

Regional Geology

The property is located in the southern part of the Stikinia terrane within the intermontane super terrane. The region is underlain by Mesozoic volcanic and granitic intrusive rocks, which are overlain by Tertiary volcanic and sedimentary units of Teriary volcanic and sedimentary rocks. The older rocks are Middle and Lower Jurassic, green porphyritic andesite breccias, tuff, flows and minor argillaceous tuff.

Property Geology

The property is underlain by Jurassic volcanic and bodies of grandiorite and foliated granodiorite, overlain by Tertiary basalt and andesite tuff cut by dykes of related andesites. Mineralized structures of the various zones on the property have a general north to northeast trend and are steeply dipping in both northwest and southeast directions. The main northeasterly lineament hosting the Twilight, Discovery, Double Diamond and Kelsh zones is identified by a strong magnetic and conductive lineament in the northern portion of the property. These are mimicked by two parallel lineaments in the southern and central portions of the property. A fourth northeast lineament is detected in the northwest corner of the property, which may project into the Gas showing area. Several westerly and northwesterly trending lineaments were also interpreted from magnetic data. Overburden cover is extensive.

The geologic setting is suitable to potentially host a number of deposit types. The principal targets are structurally-controlled, low-sulphidation gold and silver deposits which are present at other properties in the vicinity. Other types of deposits that are possible on the property are porphyry and skarn copper/gold, vein gold, replacement and structurally controlled base and precious metal deposits.

Alteration and mineralization noted on the property are mainly related to the main structures and intrusive bodies. Five previously identified mineral prospects are located on the property. These are Twilight, Discovery, Double Diamond, Kelsh, and Gas.

The Discovery Showing, including Discovery North, consists of narrow drusy quartz veins and veinlets within a 35 meter wide, north trending zone. The zone has been well exposed by a series of hand trenches and by limited backhoe trenching over a strike length of about 40 meters, and has been tested by a fence of 3 diamond drill holes. Float boulders of epithermal vein quartz occur in till on the north side of the Kelsh lineament, several hundred meters west of the Discovery showing.  Ice flow direction suggests that the boulders are unrelated to any of the known showings.

The Twilight Zone is an area of drusy quartz vein breccia and stock-working is poorly exposed in a flat logged area about 700 meters west of the Discovery Zone. Four separate mineralized structures occur within a 60 meter wide zone, with individual veins measuring up to 1.3 meters in width. Two holes were drilled by a prior operator to test the Twilight zone, intersecting 3 separate veins and returning anomalous, but sub-economic values. The zone is open on strike in both directions, as well as down dip. It could be easily tested on surface by backhoe trenching.

The Kelsh Showing is a strong epithermal quartz breccia vein located on the south side of the Kelsh lineament, some 800 meters northeast of the Discovery Zone. The Kelsh vein is up to 3 meters in width, and has been exposed by a series of hand trenches over a strike length of 15 meters. The vein is open on strike and has not been drill tested. An attempt at drilling the vein by a prior operator was unsuccessful due to loss of the hole prior to reaching the target.

The Double Diamond vein is situated about 130 meters to the southwest of the Kelsh vein, on the north side of the Kelsh lineament. Both the Double Diamond and Kelsh showings occur on the steep walled sides of the lineament. The Double Diamond vein strikes parallel to the Kelsh vein. It has been exposed in several hand trenches over a strike length of about 10 meters and averages 2 meters in width. A second parallel quartz breccia vein occurs about 10 meters into the hanging wall of the main Double Diamond vein and is only poorly exposed by hand trenching. Gold values from the trenches are low. One drill hole by Goldsmith Minerals in 1990 was unsuccessful in testing the Double Diamond zone at depth. The hole was poorly positioned relative to the surface trace of the vein.

The Gas Showing is located to the north of the property. It is intense argillic altered, limonite stained granodiorite exposed as boulders and cobbles sporadically over an area of at least two square kilometers. The alteration zone is situated about 2 kilometres north of the nearest known epithermal vein (the Kelsh vein), and is located just north of the prominent Gas 1 lineament. The Gas 1 lineament parallels the Kelsh lineament approximately 1 kilometer to the north. It is traceable for over 6 kilometers. Although this showing centers to the north of the Fame project, mineralized rock has not yet been discovered in bedrock, therefore the source may in fact be hosted on the Fame Property. Glacial transport of overburden in the local area is from the south. Anomalous gold in float samples occurs within the Gas zone. Higher gold values are related to zones of quartz veinlets and silicification. Elevated copper also occurs in several samples and is associated with anomalous gold and arsenic.

Exploration History

Prospecting of the Taseko Lakes area beginning in the 1920s resulted in the discovery of porphyry style mineralization in the general area. In 1986, a gold-bearing alteration zone was discovered by B.K. Bowen in a logging road cut on the Fame property.  Follow-up work by Bowen and Gordon in 1987 led to additional discoveries and the staking of the Fame and Fortune claims.

In 1988, Canamax Resources Inc. optioned the property and staked a large area of the surrounding ground. A program of grid soil sampling for geochemical analyses, geological mapping, hand and backhoe trenching was performed. A total of 2873 soil samples were collected on 3 grids and 15 backhoe trenches were excavated, followed by 702 meters of NQ diamond drilling in 9 holes in the original discovery area. 8 of the holes were drilled in the Discovery Zone and 1 at the Kelsch showing. The drilling results were disappointing, with the best documented intersection being a 1.5 meter interval grading 1.16 g/t gold on a granodiorite margin in hole GAS88-1. Canamax returned the property to the vendors in March 1989.

Bowen and Gordon carried out additional prospecting and a small amount of soil geochemical sampling in several widespread areas of the property in 1989. A total of 30 square kilometers were prospected, 128 rock chip and 127 soil samples collected, and an air photo lineament study completed. In early 1990, Goldsmith Minerals Inc. optioned the claims, and conducted various ground magnetic and VLF resistivity surveys. RC drilling was conducted as well as the completion of six NQ diamond drill holes totaling 817.9 meters to test four resistivity anomalies. The holes were drilled in the Discovery, Twilight and Double Diamond zones. No significant drill intersections were obtained and the property was allowed to lapse in 1998.

Between 1998 and 2001, Linda Caron located claims and completed limited geochemistry over the property through 2005. In 2010, Richard Billingsley staked the current property and optioned it to the Company.

Current and Anticipated Exploration

After optioning the property in 2010, the Company contracted Aeroquest Airborne of Mississauga, Ontario to conduct a helicopter-borne magnetic and TEM survey over the property. In November 2010, 405 kilometers of lines were flown, covering an area of approximately 3200 hectares. Cross lines were oriented east-west and spaced at 100 meters. Infill lines were flown over the showing areas with a 50 meter line spacing. The results of the survey were used to identify specific targets for the Company’s exploration programs.

During fiscal 2012, the Company completed a comprehensive soil geochemical program on the Fame property. A total of 4417 soil samples were collected on a grid at a spacing of 100 meters by 50 meters, covering an area of approximately 2180 hectares and including all known showings. Samples were sent to Acme Labs in Vancouver, B.C. Acme inserted standards and blanks in the sample sequence, and prepared pulp duplicates in the lab. The program was successful in delineating anomalies over known gold occurrences as well as discovering several new significant anomalies over previously unexplored areas. A total of 12 kilometers of strike length of potential mineral bearing structures have been identified. Several new targets were identified for specific interest for additional exploration.

Based on the results of the 2011 and 2012 exploration programs, a program of additional exploration has been recommended. This work is expected to include geophysical surveys to penetrate the pervasive thick glacial cover and post mineral Miocene basalt which has made exploration on the property difficult. This work may include a 3D IP survey that could identify zones of silicification as well as pyrite in clay alteration zones related to epithermal gold mineralization. A detailed ground magnetic survey might also help to delineate fault structures favorable to epithermal gold mineralization. The proposed budget for the next phase of recommended exploration is $1,200,000.

As of the close of fiscal 2013 ended March 31, 2013, the Company has capitalized a total of $60,000 in acquisition costs and $417,075 of exploration expenditures on the Fame Property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective April 1, 2011. Prior to the adoption of IFRS, the Company‘s financial statements were prepared in accordance with Canadian GAAP.

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.02 on March 31, 2013 and $1.04 on October 31, 2013.

The Company has since inception primarily financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company’s mineral property is at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Six Months Ended September 30, 2013 vs. Six Months Ended September 30, 2012

The net and comprehensive loss for the six month period ended September 30, 2013 was ($73,157), or ($0.01) per share, compared to a net and comprehensive loss of ($68,941), or ($0.01) per share, for the six months ended September 30, 2012. The largest change in expenses occurred in filing and transfer agent fees, which rose to $9,475 from $5,897. Professional fees rose to $30,100 from $28,081, due to an increase in legal fees of $7,330 from $4,291, a decrease in audit fees of $13,770 from $14,790, and accounting fees paid to the Company’s Chief Financial Officer of $9,000 in both periods. Consulting fees of $30,000 in both periods were paid to the Company’s President under the formal management agreement.

Year Ended March 31, 2013 vs. Year Ended March 31, 2012

The net and comprehensive loss for the fiscal year ended March 31, 2013 was ($166,154), or ($0.02) per share, compared to a net and comprehensive loss of ($115,195), or ($0.02) per share, for the fiscal year ended March 31, 2012. In the current year, expenses totaled $166,154, an increase of $16,356 from the expenses of $149,798 recorded in fiscal year ended March 31, 2012.

The largest change in expenses occurred in professional fees, which rose to $76,853 from $10,468 due to an increase in legal fees to $44,603 from $4,968 in the prior year. Audit fees also increased to $14,790 from $1,500 and payments to the Company’s Chief Financial Officers of $18,000 from $4,000. Consulting fees increased to $60,000 from $51,000. The entire amount in fiscal 2013 was paid to the Company’s President under the formal management agreement. In fiscal 2012, $37,500 was paid to the President and $13,500 to the former Chief Financial Officer. Filing and transfer agent fees increased to $14,581 from $10,255. Share-based payments were $nil in fiscal 2013 compared to $65,189 in fiscal 2012. No stock options were issued in fiscal 2013 compared to 532,500 stock options issued in fiscal 2012 ended March 31, 2012.

During the year ended March 31, 2012, the Company had deferred tax recovery of $34,603, which reduced the Company’s net and comprehensive loss in 2012 compared to the larger loss in fiscal 2013.

Year Ended March 31, 2012 vs. Period from incorporation on June 9, 2010 to March 31, 2011

The net and comprehensive loss for the fiscal year ended March 31, 2012 was ($115,195), or ($0.02) per share, compared to a net and comprehensive loss of ($251,190), or ($0.09) per share, for the period from incorporation to March 31, 2011. In the current year, expenses totaled $149,798, a decrease of $66,789 from the expenses of $216,587 recorded in fiscal period ended March 31, 2011.

Large changes in expenses occurred in consulting fees, which rose to $51,000 from $2,960. The $51,000 consists of $37,500 paid to the Company’s President and $13,500 to the Chief Financial Officer pursuant to management agreements. Filing and transfer agent fees rose to $10,255 from $Nil, as the Company incurred fees related to the initial public offering of its common shares. Professional fees rose to $10,468 from $1,100 due to legal, audit and accounting fees incurred for the initial public offering. Share based payments declined to $65,189 from $200,250 in the prior period. The Company accrues share-based payment expense upon the vesting associated with each stock option grant. The expense for the period ended March 31, 2011 was related to shares issued at a discount and revalued to fair value. Travel and promotion rose to $4,884 from $777 due to additional business meetings in fiscal 2012. Deferred tax of $34,603 recorded in the period ended March 31, 2011 was recorded as income tax recovery in the year ended March 31, 2012. The amounts were due to the tax impact of the Company’s flow-through common shares issued in 2011 which were later renounced in 2012.

Liquidity and Capital Resources

The Company’s working capital position at March 31, 2013 was $218,865, including cash of $220,347. At the close of the most recent six-month period ended September 30, 2013, the Company’s working capital position was $145,787, including cash of $149,272. The current working capital is sufficient to meet its contractual obligations and anticipated general and administrative expenses for the remainder of Fiscal 2014. However, the Company will require additional funds to complete the recommended next phase of mineral exploration on its Fame Property, and will likely require additional funds to meet its anticipated obligations in future periods.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed since inception.

Table No. 5

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds or Deemed Value

Period from inception	Private placement flow-through shares	1,225,000	$ 0.01	$ 12,250
on June 9, 2010 to	Private placement flow-through shares	1,400,000	0.05	70,000
March 31, 2011	Private placement flow-through shares	725,000	0.10	72,500
	Private placement common shares	400,000	0.05	20,000
	Private placement common shares	1,575,000	0.10	157,500

Fiscal Year 2012	Initial Public Offering	3,957,500	$ 0.20	$ 791,500
Ended March 31	Corporate finance fee	100,000	0.20	20,000
	Mineral property acquisition	100,000	0.20	20,000

Fiscal Year 2013	No issuances
Ended March 31,

Fiscal Year 2014	No issuances
through October 31,
2013

Six Months Ended September 30, 2013

At the close of the six month period ended September 30, 2013, the Company's working capital was $145,787 compared to working capital of $218,865 as of March 31, 2013.

Operating Activities used cash of ($71,075), which included the net loss for the period of ($73,157). Adjustments for items not involving cash included amortization of $79. Changes in non-cash working capital included a decrease in receivables of $8,124, a decrease in prepaid expenses of $2,600, and a decrease in accounts payable of ($8,721).

There were no Investing or Financing Activities during the period. No common shares were issued during the period.

Cash and cash equivalents totaled $149,272 as of September 30, 2013, compared to cash and cash equivalents of $220,347 as of March 31, 2013, a decrease of $71,075.

Fiscal Year Ended March 31, 2013

At the end of the fiscal year, the Company's working capital was $218,865 compared to working capital of $389,147 as of March 31, 2012.

During the year, Operating Activities used cash of ($150,953), including the loss for the year of ($166,154). Items not affecting cash consisted of amortization of $227. Changes in non-cash working capital items included a decrease in HST (sales tax) receivable of $30,715, an increase in prepaid expenses of ($900), and a decrease in accounts payable and accrued liabilities of ($14,841). Investing Activities used cash of ($4,355), including equipment purchases ($755) and exploration and evaluation assets expenditures of ($3,600).

There were no financing activities during the year, as no common shares were issued.

Cash and cash equivalents totaled $220,347 at March 31, 2013 compared to cash and cash equivalents of $375,655 as of March 31, 2012, a decrease of $155,308.

Year Ended March 31, 2012

At the end of the fiscal year, the Company's working capital was $389,147 compared to working capital of $167,722 as of March 31, 2011.

During the year, Operating Activities used cash of ($128,601), including the loss for the year of ($115,195). Items not affecting cash was share-based payments related to the vesting of previously granted stock options of $65,189 and deferred tax recovery related to the Company’s flow-through common shares of ($34,603). Changes in non-cash working capital items included an increase in HST (sales tax) receivable of ($40,958), an increase in prepaid expenses of ($1,800), and a decrease in accounts payable and accrued liabilities of ($1,234). Investing Activities used cash of ($285,084), with the entire amount from exploration and evaluation assets expenditures incurred on the Fame property.

Financing Activities provided cash of $618,818. Common shares issued for cash, net of share issue costs, were $611,318 and deferred share issue costs were $7,500.

Cash and cash equivalents totaled $375,655 at March 31, 2012 compared to cash and cash equivalents of $170,522 as of March 31, 2011, an increase of $205,133.

Significant Accounting Policies

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these financial statements have been prepared using the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at March 31, 2013 and 2012.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer Equipment	- 30%

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets and crediting all revenues received against the cost of the related interests.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources.  The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at March 31, 2013 and 2012.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred tax assets that were not previously recognized are recognized as a recovery of deferred taxes in the statements of operations and comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes accounts payables and accrued liabilities, which is recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities , in the event that actual results differ from assumptions made, relate to , but are not limited to, the following:

•

the recoverability of HST receivable and prepaid expenses which are included in the statements of financial position;

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements and whether deferred tax assets are recognized on the statements of financial position. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets;

•

the inputs used in determining the various commitments accrued in the statements of financial position; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, includes management’s determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable.  Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Accounting standards not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective. The Company does not expect the impact of such changes on the financial statements to be material.

•

IFRS 9  ‘Financial Instruments: Classification and Measurement’ –  effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IFRS 10 ‘Consolidated Financial Statements’ –  effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•

IFRS 11 ‘Joint Arrangements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more  realistic reflection of  joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•

IFRS 13 ‘Fair Value Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

•

IAS 27 ‘Separate Financial Statements’– as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

•

IAS 28 ‘Investments in Associates and Joint Ventures’ – as a consequence of the issue of IFRS 10, IFRS 11and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates  and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

•

 IAS 1 ‘Presentation of Financial Statements’ – the IASB amended IAS 1 with a new requirement  for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

•

IAS 19 ‘Employee Benefits’ – a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach and requiring remeasurements to be presented in OCI.  The standard also includes amendments related to termination benefits as well as enhanced disclosures.

Variation in Operating Results

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.04 on October 31, 2013.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 6

Contractual Obligations

As of October 31, 2013

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Management Agreements (1)	$10,000	None	None	None	None
Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

(1)  Pursuant to the Management Agreement with Max Investments, owned by Company President and CEO Christopher Dyakowski, for management services for $5,000 per month through January 1, 2014.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 7 lists as of November 8, 2013 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens and residents of Canada. Each director was re-elected at the Annual General Meeting held on September 25, 2013.

Table No. 7

Directors

Name	Age	Date First Elected/Appointed
Christopher Dyakowski (1)	61	June 10, 2010
Stephen Kenwood (1)	52	June 10, 2010
Kenneth Phillippe	61	August 16, 2013
Thomas Dyakowski (1)	23	November 6, 2013

(1)  Member of Audit Committee.

Members of the Audit Committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated January 29, 2013.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 8 lists, as of November 8, 2013, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 8

Executive Officers

Name	Position	Age	Date of Appointment
Christopher Dyakowski	President and CEO	61	June 10, 2010
Kenneth Phillippe	Chief Financial Officer	61	January 16, 2012
Sandra Morton	Corporate Secretary	56	June 10, 2010

Christopher I. Dyakowski has been President, CEO and a Director of the Company since incorporation.  Mr. Dyakowski is a professional Geoscientist and holds a Bachelor of Science Degree (Geology) from the University of British Columbia which he obtained in 1975. He has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He is President of Max Investments, a private investment company. He is a past officer and director of several public reporting issuers in both Canada and the United States, and currently serves as a director of Noram Ventures, a mineral exploration company traded on the TSX Venture Exchange. He spends approximately 80% of his time on the Company’s business.

Kenneth Phillippe, CA, was appointed as Chief Financial Officer in January 2012 and as a Director in August 2013. Mr. Phillippe is a Chartered accountant and has over 25 years of public company experience. He obtained a Bachelor of Commerce degree from the University of British Columbia in 1976. He articled with Thorne Riddell (now KPMG) and obtained his professional accounting designation in 1981. Mr. Phillippe established his own accounting practice in 1982. Mr. Phillippe has served as an officer and director of public reporting issuers in both Canada and the United States, He currently serves as Chief Financial Officer of Advanced Proteome Therapeutics Corporation, a biotechnology company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Discovery Ventures Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Exchequer Resource Corp, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Director of Noram Ventures Inc., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer and a Director of Whitewater Capital Corp., a Capital Pool Corporation traded on the TSX Venture Exchange. He spends approximately 10% of his time on the Company’s business.

Sandra Morton has served as Corporate Secretary of the Company since incorporation.  She completed a Secretarial program at Pitman Business College in 1974 and has almost 40 years of experience as an executive legal assistant. She has previously served as Corporate Secretary and Chief Financial Officer of several public reporting issuers in Canada and the United States. Ms. Morton currently serves as Corporate Secretary of Exchequer Resources Corp., a mineral exploration company traded on the TSX Venture Exchange. She spends approximately 5% of her time on the Company’s business.

Stephen Kenwood has served as a Director since incorporation. Mr. Kenwood received a Bachelor of Science (Geology) degree from the University of British Columbia in 1987.and has been a self-employed Consulting Geologist since 1991. He is a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1993 and has over 20 years of domestic and international geological experience. He has served as an officer and Director of reporting issuers in Canada, an currently serves as a Director of Central Resources Corp., a mineral exploration company traded on the TSX Venture Exchange; a director of Dakar Resource Corp. a mineral exploration company traded on the TSX Venture Exchange; a Director of Ely Gold & Minerals Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Executive Officer and Director of Sonoro Metals Corp., a mineral exploration company traded on the TSX Venture Exchange; and as a Director of Volcanic Metals Corp., a mineral exploration company traded on the TSX Venture Exchange. He spends approximately 10% of his time on the Company’s business.

Thomas Dyakowski was named a Director in November 2013. Mr. Dyakowski received a Bachelor of Science (Geology) degree from the University of British Columbia in 2012, and is currently taking post-secondary courses in Computer Aided Design. He has performed geologic fieldwork for various mineral exploration companies in Canada since 2011. He spends approximately 5% of his time on the Company’s business.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. Christopher Dyakowski and Thomas Dyakowski are related as father and son.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was approved by shareholders at the Annual General and Extra-Ordinary General Meeting of shareholders held on January 11, 2012 and continued by a vote of the shareholders at the Annual General Meeting held September 25, 2013.

Table No. 9 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 9

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Christopher Dyakowski President, CEO and Director (1)	2013 2012 2011	N/A N/A N/A	Nil Nil 200,000	$ 60,000 77,888 23,659

Kenneth Phillippe, Chief Financial Officer (2)	2013 2012	N/A N/A	Nil 100,000	$ 18,000 4,000

Sandra Morton, Corporate Secretary	2013 2012 2011	N/A N/A N/A	Nil Nil 42,500	Nil Nil Nil

Stephen Kenwood, Director	2013 2012 2011	N/A N/A N/A	Nil Nil 100,000	Nil Nil Nil

Leslie Fowler Former Chief Financial Officer (3)	2012 2011	N/A N/A	Nil 100,000	$ 13,500 4,500

William Schmidt Director (4)	2013 2012 2011	N/A N/A N/A	Nil Nil 90,000	Nil $ 25,718 10,000

(1)

“Other Compensation” for Christopher Dyakowski includes $60,000 (2012 - $37,500; 2011 - $8,100) for management fees paid to Max Investments, a private company owned by Mr. Dyakowski; $Nil (2012 - $36,788; 2011 - $15,559) to Max Investments for project management and overhead fees for mineral exploration services; $Nil (2012 - $3,600; 2011 - $Nil) for fieldwork and equipment rental..

(2)

"Other Compensation" for Kenneth Phillippe is for accounting services.

(3)

“Other Compensation” for Leslie Fowler is for management and accounting services. Mr. Fowler passed away on January 3, 2012.

(4)

“Other Compensation” for William Schmidt is for payments for legal services paid to a law firm in which Mr. Schmidt was a partner. Mr. Schmidt passed away on August 14, 2013.

No funds were set aside or accrued by the Company during Fiscal 2013 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. After the recent death of director William Schmidt in August 2013, the only independent director on the Board of Directors was Stephen Kenwood. Thomas Dyakowski was named a Director in November 2013 and is considered to be independent.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. Annual General and Extra-Ordinary General Meeting of shareholders held on January 11, 2012, shareholders approved the resolution to determine the number of Board members at 6. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated August 16, 2013 which has been filed as an exhibit to this Registration Statement.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit Committee shall be generally knowledgeable in financial and auditing matters, especially possessing the ability to read and understand fundamental financial statements.

The Board shall appoint one member of the Committee as chair. The chair shall be responsible for leadership of the Committee, including reporting to the Board. The chair will also maintain regular liaison with the Company’s CEO, CFO and lead independent audit partner.

Role

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, internal accounting and financial controls, the annual independent audit, and legal compliance and ethics programs as established by management, as well as any other related duties as directed by the Board.

Responsibilities

The Committee’s primary responsibilities include:

•

Overseeing the financial reporting process and reporting the results or findings of its oversight activities to the Board.

•

Having sole authority to appoint, retain and oversee the work of the independent auditor and establishing the compensation to be paid to the independent auditor. San Antonio’s independent auditor shall report directly to the Committee.

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by San Antonio’s employees of concerns regarding questionable accounting or auditing matters.

•

Pre-approving all audit services and permissible non-audit services.

•

Overseeing the system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Authority

The Committee is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company. The Committee has the power to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary for these purposes and as otherwise necessary or appropriate to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The current Audit Committee members are Christopher Dyakowski, Thomas Dyakowski, and Stephen Kenwood.  The Committee currently consists of three members, but only one “independent” member, Stephen Kenwood, due to the recent death of former independent member William Schmidt. Christopher Dyakowski is not considered to be independent due to his position as President and CEO of the Company, and Thomas Dyakowski is not considered to be independent as he is Christopher Dyakowski's son. The Company is currently seeking a new independent board member for the Company who would be added to the Committee as the second independent member.

Nominating & Corporate Governance Committee

Nominating & Corporate Governance Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to the Board of Directors for director nominees. The criteria for selecting new directors shall reflect the requirements of the listing standards of the TSX Venture Exchange or such other exchange or self-regulatory organization on which the Company’s shares are listed for trading. The Committee considers various factors when evaluating potential candidates for the Board, including the appropriate size of the Board, the needs of the Company with respect to the talents and experience of candidates, and the ability and willingness of candidates to commit adequate time to the Board and any committees, among others.

Current members of the Nominating & Governance Committee are Christopher Dyakowski and Kenneth Phillippe.

Staffing

The Company currently has no employees and 3 executive officers. Administrative functions are performed by the executive officers, and to date mineral exploration has been conducted by the Company’s President and contractors on an as needed basis.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 10 lists, as of November 8, 2013, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 10

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Christopher Dyakowski (1)	933,000	9.83%
Common	Stephen Kenwood (2)	710,000	7.48%
Common	Kenneth Phillippe (3)	100,000	1.04%
Common	Sandra Morton (4)	832,500	8.77%
Common	Thomas Dyakowski	10,000	0.11%

	Total Directors/Officers	2,585,500	26.98%

(1)

Of these shares, 270,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(2)

Of these shares, 210,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement

(3)

Of these shares, 100,000 represent share purchase options.

(4)

Of these shares, 242,250 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

Based upon 9,482,500 common shares outstanding as of November 8, 2013, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9

On November 8, 2013 the shareholders' list for the Company's common shares showed 19 registered shareholders, including depositories, and 9,482,500 common shares issued and outstanding. Of the total registered non-depository shareholders, 19 are resident in Canada holding 9,482,500 common shares, or 100% of the total issued and outstanding. There were no registered shareholders resident in other countries.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 11 lists as of November 8, 2013, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 11

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Christopher Dyakowski (1)	933,000	9.83%
Common	Stephen Kenwood (2)	710,000	7.48%
Common	Sandra Morton (3)	832,500	8.77%

(1)

Of these shares, 270,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(2)

Of these shares, 210,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

(3)

Of these shares. 242,250 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

Based upon 9,482,500 common shares outstanding as of November 8, 2013, and any share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 14, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During fiscal 2013 ended March 31, 2013, the Company paid $60,000 (fiscal 2012 - $37,500; fiscal 2011 - $8,100) to Max Investments, a private company owned by Christopher Dyakowski, President and CEO, for management fees. In fiscal 2013, the Company paid Max Investments $Nil (fiscal 2012 - $36,788; fiscal 2011 - $15,559) for mineral exploration project management and overhead fees, and an additional $Nil (fiscal 2012 - $3,600; fiscal 2011 - $Nil) for fieldwork and equipment rental.

During fiscal 2013, the Company paid Kenneth Phillippe, Chief Financial Officer, $18,000 (fiscal 2012 - $4,000) for accounting fees.

During fiscal 2013, the Company paid $Nil (fiscal 2012 - $13,500; fiscal 2011 - $4,860) to Leslie Fowler, former Chief Financial Officer, for accounting fees.

During fiscal 2013, the Company paid $Nil (fiscal 2012 - $39,589; fiscal 2011 - $Nil) to Hemsworth, Schmidt, a legal firm for which William Schmidt, former Director, was a partner.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of March 31, 2013, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of 100,000,000 Common Shares without par value.  There were 9,482,500 Common Shares issued and outstanding as of March 31, 2013 and October 31, 2013.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “SAN”. The CUSIP number is 79643A104. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 12 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending October 31, 2013;

•

each of the last twelve fiscal quarters ending the three months ended September 30, 2013; and

•

each of the last two fiscal years ending March 31, 2013.

The Company commenced trading on November 3, 2011.

Table No. 12

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

October 2013	$ 0.20	$ 0.13	$ 0.13
September 2013	0.20	0.20	0.20
August 2013	0.19	0.17	0.19
July 2013	0.16	0.12	0.12
June 2013	0.18	0.12	0.15
May 2013	0.15	0.12	0.12

Three Months Ended September 30, 2013	$ 0.20	$ 0.12	$ 0.12
Three Months Ended June 30, 2013	0.25	0.11	0.15
Three Months Ended March 31, 2013	0.30	0.11	0.165
Three Months Ended December 31, 2012	0.445	0.12	0.15

Three Months Ended September 30, 2012	$ 0.16	$ 0.10	$ 0.10
Three Months Ended June 30, 2012	0.20	0.15	0.15
Three Months Ended March 31, 2012	0.23	0.15	0.15
Period Ended December 31, 2011	0.29	0.20	0.20

Fiscal Year Ended March 31, 2013	$ 0.445	$ 0.10	$ 0.165
Fiscal Year Ended March 31, 2012	0.29	0.15	0.15

Table No. 13 lists, as of November 8, 2013, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 13

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

There are no Share Purchase Warrants Outstanding

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TMX Group.  It is governed by representatives of its member firms and the public.

The TMX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital since inception are as follows:

During Fiscal 2014 through October 31, 2013, the Company has issued no common shares.

During Fiscal 2013 ended March 31, 2013, the Company issued no common shares:

During Fiscal 2012 ended March 31, 2012, the Company issued 4,157,500 common shares:

•

3,957,500 common shares were issued pursuant to the Company’s initial public offering at $0.20 per share for net proceeds (after share issuance costs) of $591,318;

•

100,000 common shares were issued as a corporate finance fee at a deemed price of $0.20 per share;

•

100,000 common shares were issued for mineral property interests at a deemed price of $0.20 per share.

During Fiscal 2011 ended March 31, 2011, the Company issued 5,325,000 common shares:

•

1 common share was issued as a founder share (subsequently cancelled);

•

1,225,000 flow-through common shares were issued in a private placement at $0.01 per share for proceeds of $12,250;

•

1,400,000 flow-through common shares were issued in a private placement at $0.05 per share for proceeds of $70,000;

•

725,000 flow-through common shares were issued in a private placement at $0.10 per share for proceeds of $72,500;

•

400,000 common shares were issued in a private placement at $0.05 per share for proceeds of $20,000;

•

1,575,000 common shares were issued in a private placement at $0.10 per share for proceeds of $157,500.

Shares Issued for Assets Other Than Cash

During fiscal 2012, the Company issued 100,000 common shares at a deemed price of $0.20 pursuant to the option agreement for the Fame Property.

Shares Held By Company

-No Disclosure Necessary-

ESCROW SHARES

Under Canadian National Policy 46-201, Escrow for Initial Public Offerings, certain of the Company's common shares are subject to an escrow agreement.

Under an agreement between the Company and Computershare Investor Services as Escrow Agent dated January 12, 2011, 3,525,000 common shares held by insiders were held in escrow pursuant to the Company's Initial Public Offering pursuant to the rules of the TSX Venture Exchange.

The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all Escrowed Shares except as set out in Part 5 of the Escrow Agreement. The Escrow Agreement permits a transfer of escrowed shares to directors, senior officers or other principals of the Company as defined therein. In the event of the bankruptcy or death of a holder of Escrowed Shares, the Escrow Agent, may transmit such holders‟ escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the escrowed shares. Escrowed Shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects. The Escrow Agreement allows the holders to transfer Escrowed Shares to other parties upon a realization of pledged, mortgaged or charged escrow shares or into the escrow holders‟ Registered Retirement Savings Plans, Registered Retirement Income Funds or similar registered plans, subject to the Escrow Agent receiving satisfactory supporting documentation in accordance with the Escrow Agreement.

The shares will be released from escrow under the following schedule:

Release Dates	Percentage of Total Escrowed Shares to be Released	Total Number of Originally Escrowed Shares to be Released
Date of Canadian exchange listing	10%	352,500
6 months following listing	15%	528,750
12 months following Bulletin	15%	528,750
18 months following Bulletin	15%	528,750
24 months following Bulletin	15%	528,750
30 months following Bulletin	15%	528,750
36 months following Bulletin	15%	528,750

The Company’s shares began trading on the TSX Venture Exchange under the symbol “SAN” on November 3, 2011, and the initial 10% of escrowed shares were released on that date.

The insiders with common shares subject to the merger escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Current Number of Shares Remaining as of November 8, 2013

Christopher Dyakowski	900,000	270,000
Leslie Fowler (1)	575,000	Nil
William Schmidt (2)	425,000	12,750
Stephen Kenwood	700,000	210,000
Sandra Morton (3)	425,000	242,250
Total	3,525,000	735,000

(1)

Leslie Fowler passed away on January 3, 2012. Under the terms of the Escrow Agreement, Mr. Fowler’s shares were released from escrow.

(2)  Mr. Schmidt passed away on August 14, 2013. Under the terms of the Escrow Agreement, Mr. Schmidt’s remaining shares may be released from escrow.

(3)

Effective April 25, 2012, a total of 382,500 escrow shares were transferred from William Schmidt to Sandra Morton.

A copy of the Escrow Agreement has been filed as an exhibit to this Registration Statement.

FLOW THROUGH SHARES

Canadian tax legislation allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement.  Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares.  A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable.  In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials.  These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit.  The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches.  It is not intended for expenses related to existing mines.

During the period from incorporation to December 31, 2010, the Company issued a total of 3,350,000 flow-through common shares for cash proceeds of $154,750. As of the end fiscal period ended March 31, 2012, all of the qualifying exploration expenditures have been completed and all of the tax expenditures have been renounced to investors.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a “Rolling” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual General and Extra-Ordinary General Meeting of shareholders held on January 11, 2012 and continued by a vote of the shareholders at the Annual General Meeting held September 25, 2013.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company. The Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company. Upon expiry of an option, or in the even an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. If the option holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan. In the case of death of the Optionee, the options shall terminate on the first anniversary of the date of death of the Optionee, also subject to the terms and conditions of the Plan.

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of five years from granting. Within this five year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders", which is defined as approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan, and associates of such persons.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on September 25, 2013 has been included as an exhibit to this Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 14 as of November 8, 2013, as well as the number of options granted to Directors and all employees as a group.

Table No. 14

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Christopher Dyakowski, President, CEO and Director	Nil	Nil	N/A	N/A

Kenneth Phillippe, Chief Financial Officer and Director	100,000	100,000	$0.20	January 11, 2014

Sandra Morton, Corporate Secretary	Nil	Nil	N/A	N/A

Thomas Dyakowski, Director	Nil	Nil	N/A	N/A

Stephen Kenwood, Director	Nil	Nil	N/A	N/A

William Schmidt, Former Director	Nil	Nil	N/A	N/A

Total Officers and Directors	100,000	100,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on June 9, 2010 under the provisions of the Business Corporations Act (B.C.) (the "Act").

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Part 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors think appropriate;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

A Director need not to be a shareholder as qualification for his or her office. There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of that director, fixed by ordinary resolution, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Part 21 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Act, the Company must indemnify a director, former director, or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.2. Subject to restrictions in the Business Corporations Act, the Company may indemnify any person. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of 100,000,000 common shares without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act. No alteration, as provided in Article 9, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

Subject to the provisions of the Act, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this 20-F Registration Statement.

Advance Notice Policy

At the Annual General Meeting of shareholders held on March 7, 2013, shareholders ratified an Advanced Notice Policy regarding the nomination of Directors.

The purpose of the Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company may submit director nominations to the Company prior to any shareholders’ meeting called for the election of directors and sets forth the information that the nominating shareholder must include in the written notice to the Company in order for any director nominee to be eligible for election at such meeting.

Nominations of Directors

1.

Only persons who are nominated in accordance with the procedures of this Policy shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders, or at any special general meeting of shareholders if one of the purposes for which the special general meeting was called was the election of directors:

(a)

by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a requisition for a general meeting made in accordance with section 167 of the British Columbia Business Corporations Act (the “Act”) or pursuant to a "proposal" made in accordance with section 188 of the Act;

(c)

by any person (a "Nominating Shareholder"):

(i)

who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in this Policy and at the close of business on the record date for notice owns shares that are entitled to be voted at such meeting; and

(ii)

who complies with the notice procedures set forth in this Policy.

2.

In addition to any other requirements under applicable laws, for a valid nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof (the “Notice”) that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the registered and records offices of the Company.

3.

To be timely, a Nominating Shareholder’s Notice must be given:

(a)

in the case of an annual general meeting of shareholders, not fewer than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is fewer than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual general meeting was made, Notice by the Nominating Shareholder may be given not later than the close of business on the 10th  day following the Notice Date; and

(b)

in the case of a special general meeting (that is not also an annual meeting of shareholders) called in whole or in part for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s Notice set forth above shall in all cases be determined based on the original date of the applicable annual or special general meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such Notice.

4.

To be in proper written form, a Nominating Shareholder’s Notice must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)

the name, age, business address and residential address of the person;

(ii)

the principal occupation or employment of the person;

(iii)

the citizenship of such person;

(iv)

the class and number of shares in the capital of the Company that are beneficially owned, or controlled, directly or indirectly, or owned of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Notice; and

(v)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitation of proxies for the election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitation of proxies for the election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or otherwise, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Policy and, if any proposed nomination is not in compliance with such provisions, to declare that such nomination shall be disregarded.

This policy will be subject to an annual review by the Board of Directors, which will update it to reflect changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined to be in the best interests of the Company and its shareholders.

Material Contracts

1.

Property acquisition agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property. To acquire a 100% interest in the property, the Company was required to pay $40,000 and issue 100,000 common shares. A copy of this agreement has been filed as an exhibit to this Registration Statement.

2

Management agreement between the Company and Max Investments Inc., a private company owned by Christopher Dyakowski, dated January 1, 2011. Under the agreement, Max Investments will receive $5,000 per month and the agreement will terminate on January 1, 2014. A copy of this agreement has been filed as an exhibit to this Registration Statement.

3.

Common Share Escrow Agreement dated January 12, 2011 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to the National Policy 46-201 for the Initial Public Offering of the Company. A copy of this agreement has been filed as an exhibit to this Registration Statement.

4.

Confirmation from Christopher Dyakowski regarding the claims of the Fame Property are held in trust for the benefit of the Company. A copy of this confirmation has been filed as an exhibit to this Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at March 31, 2013 and 2012 was MNP LLP, Chartered Accountants. Their audit report is included with the related financial statements and their consent has been filed as an exhibit to this Registration Statement.

Documents on Display

All documents incorporated in this 20-F Registration Statement may be viewed at office of the Company’s solicitor, Bull Housser & Tupper, Suite 900 - 900 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M4.

Item 11.  Disclosures about Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Not Applicable

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Not Applicable

Item 16B.  Code of Ethics

Not Applicable

Item 16C.  Principal Accountant Fees and Services

Not Applicable

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of MNP LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of MNP LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, dated November 21, 2013.

Statements of Financial Position at March 31, 2013 and 2012.

Statements of Operations and Comprehensive Loss for the years ended March 31, 2013 and 2012.

Statements of Cash Flows for the years ended March 31, 2013 and 2012.

Statements of Changes in Equity for the years ended March 31, 2013 and 2012.

Notes to Financial Statements

Interim (Unaudited) Financial Statements

Statements of Financial Position at September 30, 2013 and March 31, 2013.

Statements of Comprehensive Loss for the three and six month periods ended September 30, 2013 and 2012.

Statements of Cash Flows for the three and six month periods ended September 30, 2013 and 2012.

Statements of Changes in Equity for the six month periods ended September 30, 2013 and 2012.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation Amendment dated June 9, 2010

b)

Articles and Bylaws dated June 9, 2010

c)

Notice of Articles dated November 14, 2012

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

a.

Property Acquisition Agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property.

2

Management Agreement between the Company and Max Investments Inc., a private company owned by Christopher Dyakowski, dated January 1, 2011.

3.

Common Share Escrow Agreement dated January 12, 2011 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to the National Policy 46-201 for the Initial Public Offering of the Company.

4.

Confirmation from Christopher Dyakowski regarding the claims of the Fame Property are held in trust for the benefit of the Company.

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries - N/A

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.

Other Documents

a)

Consent of MNP LLP, Chartered Accountants, dated November 26, 2013

b)

Copy of 2012 Stock Option Plan

c)

Copy of Management Information Circular for the Annual General Meeting of Shareholders held on August 16, 2013.

d)

Form of Proxy for the Annual General Meeting of Shareholders held on September 25, 2013.

e)

Copy of Code of Ethics

f)

Copy of Advance Notice Policy

SAN ANTONIO VENTURES INC.

(An exploration stage company)

Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2013 and 2012

Management’s Responsibility for Financial Reporting

The accompanying financial statements of San Antonio Ventures Inc. were prepared by management in accordance with International Financial Reporting Standards. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the financial statements and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the periods presented by the audited financial statements.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

November 21, 2013

“Christopher Dyakowski”	“Stephen Kenwood”
Director	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of San Antonio Ventures Inc.:

We have audited the accompanying statements of financial position of San Antonio Ventures Inc. (the “Company”) as of March 31, 2013 and 2012, and the related statements of operations and comprehensive loss, changes in equity and cash flows for each of the two years in the period ended March 31, 2013. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements refer to above have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had recurring losses and requires additional funds to maintain its planned operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
November 21, 2013	MNP LLP, Chartered Accountants

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Financial Position
Expressed in Canadian dollars

As at	March 31	March 31
	2013	2012
	$	$
ASSETS
Current assets
Cash and cash equivalents	220,347	375,655
HST receivable	10,243	40,958
Prepaid expenses	3,900	3,000

Total current assets	234,490	419,613

Equipment, net (Note 3)	528	-

Exploration and evaluation assets (Note 4)	477,075	473,475

Total assets	712,093	893,088

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15,625	30,466

Total liabilities	15,625	30,466

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	1,122,056	1,122,056
Reserves	106,951	106,951
Deficit	(532,539)	(366,385)

Total shareholders’ equity	696,468	862,622

Total liabilities and shareholders’ equity	712,093	893,088

These financial statements are authorized for issue by the Board of Directors on November 21, 2013:

They are signed on the Company’s behalf by:

“Stephen Kenwood”	“Chris Dyakowski”
Director	Director

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Operations and Comprehensive Loss
Expressed in Canadian dollars

	Year ended March 31	Year ended March 31
	2013	2012
	$	$

General and Administrative Expenses
Amortization	227	-
Bank charges and interest	250	213
Consulting fee	60,000	51,000
Filing and transfer agent fees	14,581	10,255
Office and miscellaneous	2,585	3,106
Professional fees	76,853	10,468
Share based payments	-	65,189
Telephone	6,551	4,683
Travel and promotion	5,107	4,884

Net loss before income tax expense (recovery)	166,154	149,798

Deferred tax expense (recovery)	-	(34,603)

Net loss and comprehensive loss for the year	(166,154)	(115,195)

Basic and diluted loss per share	(0.02)	(0.02)

Weighted average number of common shares - Basic and diluted	9,482,500	7,017,534

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Cash Flows
Expressed in Canadian dollars

	Year ended March 31	Year ended March 31
	2013	2012
	$	$
Cash flows provided by (used in) operating activities

Loss for the year	(166,154)	(115,195)
Adjustments for items not involving cash:
Amortization	227	-
Share-based payments	-	65,189
Deferred tax expense (recovery)	-	(34,603)

Changes in non-cash working capital items:
HST receivable	30,715	(40,958)
Prepaid expenses	(900)	(1,800)
Accounts payable and accrued liabilities	(14,841)	(1,234)

Net cash flows used in operating activities	(150,953)	(128,601)

Cash flows used in investing activities

Equipment purchases	(755)	-
Exploration and evaluation assets expenditures	(3,600)	(285,084)

Net cash flows used in investing activities	(4,355)	(285,084)

Cash flows provided by (used in) financing activities

Deferred share issue costs	-	7,500
Common shares issued for cash, net of share issue costs	-	611,318

Net cash flows provided from financing activities	-	618,818

Increase (decrease) in cash and cash equivalents	(155,308)	205,133

Cash and cash equivalents, beginning of year	375,655	170,522

Cash and cash equivalents, end of year	220,347	375,655

Supplemental Information
Interest paid in cash	-	-
Income taxes paid in cash	-	-

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Changes in Equity
Expressed in Canadian dollars, except for number of shares

	Common shares
	Number	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance, March 31, 2011	5,325,000	532,500	-	(251,190)	281,310

Shares issued pursuant to Initial Public Offering:
- for cash	3,957,500	791,500	-	-	791,500
- share issue costs	-	(200,182)	-	-	(200,182)
- fair value of Agent’s warrants issued	-	(41,762)	41,762	-	-
- shares issued as corporate finance fee	100,000	20,000	-	-	20,000

Shares issued for mineral interests	100,000	20,000	-	-	20,000

Share-based payments	-	-	65,189	-	65,189

Net loss and comprehensive loss for the year	-	-	-	(115,195)	(115,195)
Balance, March 31, 2012	9,482,500	1,122,056	106,951	(366,385)	862,622

Net loss and comprehensive loss for the year	-	-	-	(166,154)	(166,154)
Balance, March 31, 2013	9,482,500	1,122,056	106,951	(532,539)	696,468

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	March 31	March 31
	2013	2012

Deficit	$ (532,539)	$ (366,385)
Working capital	$ 218,865	$ 389,147

2.

Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these financial statements have been prepared using the accrual basis of accounting.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Approval of financial statements

The financial statements were approved by the Board of Directors of the Company on November 21, 2013.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at March 31, 2013 and 2012.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer Equipment	- 30%

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets and crediting all revenues received against the cost of the related interests.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources.  The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at March 31, 2013 and 2012.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred tax assets that were not previously recognized are recognized as a recovery of deferred taxes in the statements of operations and comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Financial Instruments (cont’d…)

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes accounts payables and accrued liabilities, which is recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.    Significant Accounting Policies (cont’d…)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities , in the event that actual results differ from assumptions made, relate to , but are not limited to, the following:

•

the recoverability of HST receivable and prepaid expenses which are included in the statements of financial position;

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements and whether deferred tax assets are recognized on the statements of financial position. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets;

•

the inputs used in determining the various commitments accrued in the statements of financial position; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, includes management’s determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable.  Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Accounting standards not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective. The Company does not expect the impact of such changes on the financial statements to be material.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

2.    Significant Accounting Policies (cont’d…)

•

IFRS 9  ‘Financial Instruments: Classification and Measurement’ –  effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IFRS 10 ‘Consolidated Financial Statements’ –  effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•

IFRS 11 ‘Joint Arrangements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more  realistic reflection of  joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•

IFRS 13 ‘Fair Value Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

•

IAS 27 ‘Separate Financial Statements’– as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

•

IAS 28 ‘Investments in Associates and Joint Ventures’ – as a consequence of the issue of IFRS 10, IFRS 11and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates  and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

•

 IAS 1 ‘Presentation of Financial Statements’ – the IASB amended IAS 1 with a new requirement  for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

•

IAS 19 ‘Employee Benefits’ – a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach and requiring remeasurements to be presented in OCI.  The standard also includes amendments related to termination benefits as well as enhanced disclosures.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

3.

Equipment

Cost	Computer Equipment
March 31, 2012 and 2011	$-
Additions	755
March 31, 2013	$755

Accumulated Amortization
March 31, 2012 and 2011	$-
Additions	227
March 31, 2013	$227

Carrying Amounts
March 31, 2012	$-
March 31, 2013	$528

4.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreement dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

4.

Exploration and Evaluation Assets (cont’d…)

Fame Property, Clinton Mining Division, British Columbia (cont’d…)

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31,		March 31,		March 31,
	2011	Additions	2012	Additions	2013
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	15,000	25,000	40,000	-	40,000
Property option payments – shares	-	20,000	20,000	-	20,000
	15,000	45,000	60,000	-	60,000
Exploration costs
3D IP Survey	-	58,125	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	-	400	400	-	400
Field costs	-	4,450	4,450	-	4,450
Filing and assessments	6,407	6,404	12,811	-	12,811
Geological consulting	-	14,860	14,860	1,200	16,060
Grid work and soil sampling	-	56,287	56,287	-	56,287
Project management	-	36,788	36,788	-	36,788
Sample Preparation and analysis	-	83,500	83,500	-	83,500
Technical report	13,604	2,133	15,737	2,400	18,137
Travel, supplies and field expenses	1,515	24,387	26,352	-	26,352
	125,691	287,784	413,475	3,600	417,075

Balance, end of year	140,691	332,784	473,475	3,600	477,075

As at March 31, 2013 and 2012 the Company has fulfilled the required considerations pursuant to the Agreement. As a result, the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

5.

Share Capital

a)

Authorized:  100,000,000 common shares with no par value

b)

Issued and Outstanding

On November 3, 2011, the Company completed its Initial Public Offering (“IPO”) of 3,957,500 common shares at $0.20 per share for gross proceeds of $791,500. In connection with the IPO, the Company has paid to the IPO agent a cash commission of $79,150 and a corporate finance fee of $10,000 and issued 100,000 common shares of the Company at a value of $0.20 per share. The Company also issued 395,750 Agents’ Warrants to the agent to purchase up to 395,750 common shares exercisable for a period of 24 months from the date of listing of the common shares on the Exchange at a price of $0.20 per common share, at a fair value of $41,762. The fair value of these warrants was $0.11 per share where the exercise price is equal to the market price at the date of grant and the fair value of each warrant granted is calculated using the Black-Scholes pricing model assuming a risk-free interest rate of 1.01%, a dividend yield of nil, an expected volatility of 101% and an average expected life of 2 years. An additional $91,032 was incurred for legal, filing fees and other costs related to the share issuance.

During the fiscal year ended March 31, 2012 the Company issued 100,000 common shares for property option payments at a deemed value of $0.20 per share (See Note 4).

c)

Stock Options

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years.  As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011.  Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date.   Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expire on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 12, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant.

The fair value of options granted during the fiscal year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

5.

Share Capital (cont’d…)

c)

Stock Options (cont’d…)

Risk-free interest rate	1.01 to 1.02%
Expected life of options (years)	1.17 - 2 years
Annualized volatility	100.53 – 107.16%
Dividends	0.00%
Expected annual forfeitures	0.00%
Fair value of stock	$0.088 - $0.107

The following is a summary of option transactions under the Company’s stock option plan:

	March 31, 2013		March 31, 2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	632,500	-	-	-
Granted	-	0.20	632,500	0.20
Expired	(100,000)	0.20	-	-
Outstanding, end of period	532,500	0.20	632,500	0.20
Weighted average life (years)	0.63		1.49

Number of Options Outstanding	Number of Options Exercisable	Exercise Price per Option	Years to expiry	Expiry Date
		$
432,500	432,500	0.20	0.59	November 3, 2013*
100,000	100,000	0.20	0.78	January 11, 2014
532,500	532,500	0.20	0.63

* Subsequently expired unexercised.

d)

Agents’ Warrants

At March 31, 2013 and 2012, the Company had 395,750 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Weighted Average Remaining Life	Expiry Date
395,750	$0.20	0.59 years	November 3, 2013*

* Subsequently expired unexercised.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

5.    Share Capital (cont’d…)

e)

Escrow shares

As at March 31, 2013, the Company has 1,470,000 (March 31, 2012: 2,722,500) common shares held in escrow. These common shares held in escrow are released as follows: 10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings.

f)

Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

6.

Related Party Transactions

During the fiscal year ended March 31, 2013, the Company has the following related party transactions:

a)

Paid management fees in the amount of $60,000 (2012 - $37,500) to a company controlled by the Company’s President.

b)

Paid accounting fees of $Nil and $18,000 (2012 - $13,500 and $4,000) to the former Chief Financial Officer and the current Chief Financial Officer, respectively.

c)

Paid $Nil (2012 - $34,621) to a director for legal services and filing fees included in share issue costs.

d)

Paid professional fees of $Nil (2012 - $4,968) to a director and officer for legal services.

e)

Included in exploration and evaluation assets is $Nil (2012 - $36,788) paid to a company controlled by an officer and director for project management and overhead fees, and an additional $Nil (2012 - $3,600) paid to an officer and director for fieldwork and equipment rental.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

7.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, interest rate risk and foreign currency risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2013, the Company had a cash and cash equivalents balance of $220,347 (March 31, 2012 - $375,655) to settle accounts payable and accrued liabilities of $15,625 (March 31, 2012 - $30,466). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a)

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt.  The Company believes it has no significant interest rate risk.

(b)

Foreign currency risk

The Company does not hold balances in foreign currencies which would give rise to exposure to foreign exchange risk.

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at March 31, 2013, the Company’s financial instruments are cash and cash equivalents of $220,347 (March 31, 2012 - $375,655), which is considered to be Level 1 instruments.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

8.

Commitments

On January 1, 2011, the Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $2,500 per month. The service agreement was renewed on January 1, 2012 for $5,000 per month for another 2 years.

9.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.  Supplemental Disclosure With Respect To Cash Flows

There are no supplemental disclosure with respect to cash flows for the year ended March 31, 2013.

During the fiscal year ended March 31, 2012:

•

The Company issued 100,000 common shares at a value of $0.20 per share as a corporate finance fee in connection with the issuance of shares pursuant to the Initial Public Offering.

•

The Company issued 100,000 common shares at a value of $0.20 per share for mineral interests (see Note 3).

•

Included in share issue costs is $41,762 with respect to the fair value of 395,700 Agents’ Warrants granted as partial consideration for services rendered. (see Note 4).

•

Included in accounts payable is $27,700 accrued with respect to amounts included in exploration and evaluation assets.

11.

Income Taxes

The Company does not have any income tax liabilities during the current year and, accordingly, no income taxes are recorded.  The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as deferred tax assets as they are not recognized due to uncertainty of utilization of tax losses.  These losses may be available to reduce taxable income in the future years.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

11.  Income Taxes (cont’d…)

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations and comprehensive loss for the years ended March 31, 2013 and 2012:

	Year ended March 31, 2013	Year ended March 31, 2012
Loss before income taxes	$ (166,154)	$ (149,798)
Statutory tax rate	25.00%	26.13%
Expected income tax (recovery)	(41,538)	(39,142)
Non-deductible items	509	17,516
Change in estimates	12,221	(71,685)
Change in enacted tax rate	(3,501)	-
Change in deferred tax asset not recognized	32,309	58,708

Total income tax (recovery) expense	$ -	$ (34,603)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) as at March 31, 2013 and 2012 are comprised of the following:

	2013	2012
Non-capital losses carry forwards	$ 95,133	$ 39,945
Cumulative eligible capital	188	195
Mineral properties	(42,106)	(29,821)
Equipment	59	-
Financing costs	37,743	48,389
	91,017	58,708
Deferred tax asset not recognized	(91,017)	(58,708)
Net deferred tax asset (liability)	$ -	$ -

The Company has non capital loss carry-forwards of $365,895 (2012 - $153,615) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

2031	$28,628
2032	$124,987
2033	$212,280
Total	$365,895

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2013
Expressed in Canadian dollars

11.  Income Taxes (cont’d…)

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assts.

12.

Subsequent Events

On November 3, 2013, 432,500 incentive stock options and 395,750 warrants expired without being exercised (See Note 5c and 5d).

SAN ANTONIO VENTURES INC.

(An exploration stage company)

Condensed Interim Financial Statements

Six months ended September 30, 2013

As expressed in Canadian dollars

[Unaudited – prepared by Management]

SAN ANTONIO VENTURES INC.

3750 W 49th Avenue, Vancouver, BC, Canada, V6N 3T8

Telephone (604) 250-2844

Email: dyakowski@telus.net

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditor.

“Kenneth C. Phillippe”

Kenneth C. Phillippe

Chief Financial Officer

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Financial Position
As expressed in Canadian dollars
[Unaudited – prepared by management]
	September 30	March 31
	2013	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	149,272	220,347
Receivables	2,119	10,243
Prepaid expenses	1,300	3,900

Total current assets	152,691	234,490

Equipment, net (Note 4)	449	528

Exploration and evaluation assets (Note 3)	477,075	477,075

Total assets	630,215	712,093

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6,904	15,625

Total current liabilities	6,904	15,625

SHAREHOLDERS’ EQUITY
Share capital	1,122,056	1,122,056
Reserves	106,951	106,951
Deficit	(605,696)	(532,539)

Total shareholders’ equity	623,311	696,468

Total liabilities and shareholders’ equity	630,215	712,093

Nature and continuance of operations (Note 1)
Commitments (Note 8)

On behalf of the Board:

“Chris Dyakowski”	“Stephen Kenwood”
Director	Director

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Operations, Comprehensive Loss and Deficit
As expressed in Canadian dollars
[Unaudited – prepared by management]
Three Months ended September 30		Three Months ended September 30	Six Months ended September 30	Six Months ended September 30
	2013	2012	2013	2012
	$	$	$	$
General and Administrative Expenses
Amortization	40	-	79	-
Bank charges and interest	57	57	136	136
Consulting fee	15,000	15,000	30,000	30,000
Filing and transfer agent fees	6,546	2,435	9,475	5,897
Office and miscellaneous	376	148	417	242
Professional fees	21,932	22,393	30,100	28,081
Telephone	826	1,562	2,003	2,601
Travel and promotion	582	1,190	946	1,984

Net loss and comprehensive loss for the period	(45,359)	(42,785)	(73,157)	(68,941)

Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

Weighted average number of common shares - Basic and diluted	9,482,500	9,482,500	9,482,500	9,482,500

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Cash Flows
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Three Months ended September 30	Three Months ended September 30	Six Months ended September 30	Six Months ended September 30
	2013	2012	2013	2012
	$	$	$	$
Cash flows from (used in)

Operating activities

Loss for the period	(45,359)	(42,785)	(73,157)	(68,941)
Adjustments
Amortization	40	-	79	-

Changes in non-cash working capital:
Receivables	3,913	(4,714)	8,124	(8,935)
Prepaid expenses	1,300	1,734	2,600	(63)
Accounts payable	(3,795)	7,935	(8,721)	5,340

Net cash flows used in operating activities	(43,901)	(37,830)	(71,075)	(72,599)

Investing activities
Acquisition of equipment	-	(755)	-	(755)
Exploration and evaluation assets expenditures	-	-	-	(30,100)

Net cash flows used in investing activities	-	(755)	-	(30,855)

Increase in cash and cash equivalents	(43,901)	(38,585)	(71,075)	(103,454)

Cash and cash equivalents, beginning of period	193,173	310,786	220,347	375,655

Cash and cash equivalents, end of period	149,272	272,201	149,272	272,201

Supplemental Information

Interest paid in cash			-	-
Income taxes paid in cash			-	-

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statement of Changes in Equity
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Common shares		Share based
	Number	Amount	Reserves	Deficit	Total
		$		$	$
Balance, March 31, 2012	9,482,500	1,122,056	106,951	(366,385)	862,622

Net loss and comprehensive loss for the year	-	-	-	(68,941)	(68,941)
Balance, September 30, 2012	9,482,500	1,122,056	106,951	(435,326)	793,681

Net loss and comprehensive loss for the year	-	-	-	(97,213)	(97,213)
Balance, March 31, 2013	9,482,500	1,122,056	106,951	(532,539)	696,468

Net loss and comprehensive loss	-	-	-	(73,157)	(73,157)
Balance, September 30, 2013	9,482,500	1,122,056	106,951	(605,696)	623,311
The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	September 30,	March 31
	2013	2013

Deficit	$ (605,696)	$ (532,539)
Working capital	$ 145,787	$ 218,865

2.

Significant Accounting Policies

Basis of Presentation

These condensed interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Reporting Interpretations Committee (IFRIC).  They do not include all of the information required for full annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Approval of financial statements

The financial statements were approved by the Board of Directors of the Company on November 8, 2013

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.  There was no cash equivalents as at September 30, 2013 and March 31, 2013.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer equipment - 30%

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets and crediting all revenues received against the cost of the related interests.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources.  The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognized as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at September 30, 2013 and March 31, 2013.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the statements of comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of Warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Financial Instruments (cont’d…)

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered. The deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities , in the event that actual results differ from assumptions made, relate to , but are not limited to, the following:

•

the recoverability of HST receivable and prepaid expenses which are included in the statements of financial position;

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements and whether deferred tax assets are recognized on the statements of financial position. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets;

•

the inputs used in determining the various commitments accrued in the statements of financial position; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, includes management’s determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable.  Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Accounting standards not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective. The Company does not expect the impact of such changes on the financial statements to be material.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.    Significant Accounting Policies (cont’d…)

Accounting standards not yet adopted (cont’d…)

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2013 reporting period. The following standards are assessed not to have any impact on the Company’s financial statements:

•

IFRS 9 ‘Financial Instruments: Classification and Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

•

IFRS 11 ‘Joint Arrangements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•

IFRS 13 ‘Fair Value Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

•

IAS 27 ‘Separate Financial Statements’– as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

•

IAS 28 ‘Investments in Associates and Joint Ventures’ – as a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

•

IAS 1 ‘Presentation of Financial Statements’ – the IASB amended IAS 1 with a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

•

IFRS 7 ‘Financial Instruments: Disclosures’ - effective for annual periods beginning on or after January 1, 2015, is amended to outline the disclosure required when initially applying IFRS 9 Financial Instruments.

•

IAS 19 ‘Employee Benefits’ – a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach and requiring remeasurements to be presented in OCI.  The standard also includes amendments related to termination benefits as well as enhanced disclosures.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

3.

Equipment

Cost	Computer Equipment
March 31, 2013	$755
Additions	-
September 30, 2013	$755

Accumulated Amortization
March 31, 2013	$227
Additions	79
September 30, 2013	$306

Carrying Amounts
March 31, 2013	$528
September 30, 2013	$449

4.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreements dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

4.

Exploration and Evaluation Assets (cont’d…)

Fame Property, Clinton Mining Division, British Columbia (cont’d…)

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31		March 31		September 30
	2012	Additions	2013	Additions	2013
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	40,000	-	40,000	-	40,000
Property option payments – shares	20,000	-	20,000	-	20,000
	60,000	-	60,000	-	60,000
Exploration costs
3D IP Survey	58,125	-	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	400	-	400	-	400
Field costs	4,450	-	4,450	-	4,450
Filing and assessments	12,811	-	12,811	-	12,811
Geological consulting	14,860	1,200	16,060	-	16,060
Grid work and soil sampling	56,287	-	56,287	-	56,287
Project management	36,788	-	36,788	-	36,788
Sample Preparation and analysis	83,500	-	83,500	-	83,500
Technical report	15,737	2,400	18,137	-	18,137
Travel, supplies and field expenses	26,352	-	26,352	-	26,352
	413,475	3,600	417,075	-	417,075

Balance, end of period	473,475	3,600	477,075	-	477,075

As at September 30, 2013, March 31 2013 and March 31, 2012 the Company has fulfilled the required considerations pursuant to the Agreement. As a result, the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital

a)

Authorized:  100,000,000 common shares with no par value

b)

Issued and Outstanding

The Company issued 1 incorporator’s share on June 9, 2010, which was repurchased and cancelled by the Company during the period ended March 31, 2011.

During the period from incorporation to March 31, 2011, the Company issued 1,225,000 common shares at $0.01 per share, 1,800,000 common shares at $0.05 per share and 2,300,000 common shares at $0.10 per share in the same month when there has been no significant transaction in the operation. As a result, the $0.01 and $0.05 issued common shares were revalued to $0.10 per share and the Company recognized a stock-based compensation of $200,250.

During the period from incorporation to March 31, 2011, the Company issued a total of 3,350,000 flow-through shares for cash consideration of $154,750, of which $125,691 has been spent on exploration expenditures. The Company renounced the full amount raised for the eligible Canadian Exploration Expenses in favour of flow-through shareholders. The Company is required to spend the remaining balance in subsequent periods. Accordingly, the amount will not be available to the Company for future deductions from taxable income.

As at March 31, 2012, the Company had incurred an additional $29,059 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) pursuant to the terms of issuance of the flow-through shares.

On November 3, 2011, the Company completed its Initial Public Offering (“IPO”) of 3,957,500 common shares at $0.20 per share for gross proceeds of $791,500. In connection with the IPO, the Company has paid to the IPO agent a cash commission of $79,150 and a corporate finance fee of $10,000 and issued 100,000 common shares of the Company at a value of $0.20 per share. The Company also issued 395,750 Agents’ Warrants to the agent to purchase up to 395,750 common shares exercisable for a period of 24 months from the date of listing of the common shares on the Exchange at a price of $0.20 per common share, at a fair value of $41,762. The fair value of these warrants was $0.11 per share where the exercise price is equal to the market price at the date of grant and the fair value of each warrant granted is calculated using the Black-Scholes pricing model assuming a risk-free interest rate of 1.01%, a dividend yield of nil, an expected volatility of 101% and an average expected life of 2 years. An additional $91,032 was incurred for legal, filing fees and other costs related to the share issuance.

During the fiscal year ended March 31, 2012 the Company issued 100,000 common shares for property option payments at a deemed value of $0.20 per share (See Note 3).

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital (cont’d…)

c)

Stock Options (cont’d…)

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years.  As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011.  Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date.   Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expire on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 11, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant.

The fair value of options granted during the fiscal year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

Risk-free interest rate	1.01 to 1.02%
Expected life of options (years)	1.17 - 2 years
Annualized volatility	100.53 – 107.16%
Dividends	0.00%
Expected annual forfeitures	0.00%
Fair value of stock	$0.088 - $0.107

The following is a summary of option transactions under the Company’s stock option plan:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price per Option	Years to expiry	Expiry Date
		$
432,500	432,500	0.20	0.09	November 3, 2013
100,000	100,000	0.20	0.28	January 11, 2014
532,500	532,500	0.20	0.13

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital (cont’d…)

c)

Stock Options (cont’d…)

	September 30 2013		March 31 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	532,500	0.20	632,500	0.20
Expired	-	-	(100,000)	0.20
Outstanding, end of period	532,500	0.20	532,500	0.20
Weighted average life (years)	0.13		0.63

See subsequent events

d)

Warrants

At September 30, 2013, the Company had 395,750 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Weighted Average Remaining Life	Expiry Date
395,750	$0.20	0.09 years	November 3, 2013

See subsequent events

e)

Escrow Shares

As at September 30, 2013, the Company has 1,102,500 (March 31, 2013: 1,470,000) common shares held in escrow.  These common shares held in escrow are released as follows:  10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings

f)

Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

6.

Related Party Transactions

During the six months ended September 30, 2013, the Company has the following related party transactions:

a)

Paid consulting fees in the amount of $30,000 (2012 - $30,000) to a company controlled by the Company’s President.

b)

Paid or accrued $ 9,000 (2012 - $ 9,000) to the Company’s Chief Financial Officer.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related party.

7.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, interest rate risk and foreign currency risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2013, the Company had a cash and cash equivalents balance of $ 149,272 (March 31, 2013 - $ 220,347) to settle accounts payable and accrued liabilities of $ 6,904 (March 31, 2013 - $ 15,625). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a)

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt.  The Company believes it has no significant interest rate risk.

(b)

Foreign currency risk

The Company does not hold balances in foreign currencies which would give rise to exposure to foreign exchange risk.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

7.

Financial Instruments  (cont’d…)

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at September 30, 2013, the Company’s financial instruments are cash and cash equivalents of $149,272   (March 31, 2013 - $ 220,347), which is considered to be Level 1 instruments.

8.

Commitments

On January 1, 2011, the Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $2,500 per month. The service agreement was renewed on January 1, 2012 for $5,000 per months for another 2 years.

9.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.

Supplemental Disclosure With Respect To Cash Flows

There is no supplemental disclosure with respect to cash flows for the six months ended September 30, 2013.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the six months ended September 30, 2013
As expressed in Canadian dollars
[Unaudited – prepared by management]

11.

Subsequent events

On November 3, 2013, 432,500 incentive stock options and 395,750 warrants expired without being exercised (Note 5).

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

San Antonio Ventures Inc.

Registrant

Dated: November 26, 2013	Signed: /s/ “Christopher Dyakowski” Christopher Dyakowski, President and CEO